                                                                    EXHIBIT 99.2

INTERNAL REVENUE SERVICE             DEPARTMENT OF THE TREASURY

Index Number 61.00-00; 61-03-00;     Washington, DC 20224
 61-43-00; 451.01-00

Charles A. Smith. Jr.                Person to Contact.
Reliant Energy, Incorporated         Thomas M. Preston (ID No. 50-05811)
P.O.  4567                           Telephone Number:
Houston, TX  77210-4567              (202) 622-4443
                                     Refer Reply To:
                                     CC:DOM:FI&P:2-PLR-118643-99
                                     Date:  Feb. 18, 2000

Legend:

     Company                       = Reliant Energy, Inc.
                                     EIN. 74-0694415
     SPE                           = Reliant Energy Transition Bond Company LLC
     State A                       = Texas
     State B                       = Delaware
     Statute                       = Senate Bill 7 of the 76th Texas Legislature
     Transition Bonds              = Transition Bonds. Series 2000-[]
     a                             = 1.071 billion
     -
     b                             = 1.081 billion
     -
     c                             = 0.5
     -
     d                             = 13
     -
     e                             = 5
     -

Dear Mr. Smith:

     This letter is in reply to your letter dated November 23, 1999, asking the Internal Revenue Service to rule on the transaction described below.

                                     FACTS

     Company, a calendar year taxpayer that uses the accrual method of accounting, operates an electric utility in State A. Company generates, transmits, and distributes electricity to residential, commercial, and industrial customers within a designated territory. Company has the right to sell electricity at retail within its territory and is regulated by State A's public utility commission (PUC) and, to a limited extent, the Federal Energy Regulatory Commission.

     State A is deregulating its electric industry. As a result, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and Company will compete with other parties to sell electricity.

PLR-118643-99                          2

     To facilitate deregulation, State A enacted Statute, which allows utilities in State A to impose special charges on their customers to recover the utilities' regulatory assets and certain stranded costs. Regulatory assets are assets of a utility for financial accounting purposes. They reflect costs incurred by the utility in prior periods that the utility expects to recover through regulated rates in the future. With deregulation, the Statute allows the generation-related regulatory assets to be recovered through the special charges. Stranded costs are the uneconomic portions of a utility's prudently incurred costs of generation-related assets and obligations. In general, stranded costs reflect the difference between the book value and the market value of these assets. As with regulatory assets, the Statute allows the utility to impose the special charges to recover these costs.

     Under Statute, a utility may apply to PUC for a financing order permitting it to recover a specified amount of the costs described above. The special charges authorized by the financing order are called transition charges (TCs) and are imposed on substantially all of a utility's customers in the utility's service area. The TCs are "nonbypassable" and generally cannot be avoided even if a customer buys electricity from another source. The TCs are based, in part, on the amount of electricity purchased by, or made available to, the consumer, whether from the utility or from an alternative supplier.

     The utility also may request the PUC to approve the issuance of securities called transition bonds that are secured by the utility's rights to the TCs. The amount of transition bonds approved in the financing order may include the amount of the regulatory assets and/or stranded costs that can be recovered plus the costs of issuing the transition bonds and using the proceeds to retire existing debt and equity of the utility.

     Under the financing order, the TCs to be collected by a utility generally will be based on the amount of electricity provided to, or made available to, each customer. Actual collections of the TCs will vary from expected collections due to a number of factors including power usage and delinquencies. The financing order will require the adjustment of the TCs at least annually. Under Statute, when the right to collect TCs and the other rights under the financing order are assigned by the utility to another entity, the rights become a separate property right that is called transition property.

Proposed Transaction
--------------------

     Company has applied to PUC for a financing order authorizing Company to recover regulatory assets in the amount of $a and to issue transition bonds in an aggregate principal amount of approximately $b. The actual principal amount will be determined when the bonds are issued based on the costs incurred in the proposed transaction. These costs relate to credit enhancement, servicing fees, and other expenses relating to the issuance and sale of the transition bonds and the cost incurred by the PUC for professional advisors to assist it in evaluating the proposed transaction. The financing order will authorize TCs in an amount needed to service the transition bonds, pay transaction costs, and provide for credit enhancement The financing order also will provide that the right to collect the TCs may be assigned to a special purpose entity, at which point the right becomes transition property.

PLR-118643-99                          3

     Company will form SPE under State B law as a bankruptcy remote limited liability company solely for the purpose of effectuating the proposed transaction. Company will be the sole member of SPE. SPE will not elect to be treated as an association taxable as a corporation under Section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Company will contribute, as equity to SPE, cash at least equal to c percent of the issue price of the transition bonds.

     Pursuant to the financing order, Company will transfer the rights that will become the transition property to SPE, and SPE will issue and sell transition bonds to investors. The proceeds from the sale of the transition bonds, net of issuance costs, will be transferred to Company in consideration for the transition property.

     SPE will initially issue one series of transition bonds, which may be comprised of one or more classes, each having a different final maturity date. The transition bonds will have final maturities of no more than d years, and expected maturities, to be determined when the bonds are issued, of less than d years. The expected maturity is the date when all of the principal and interest on a class of transition bonds is expected to be paid; the final maturity date is the date on which nonpayment is a default.

     Interest on the transition bonds will be payable quarterly or semi-annually at rates that are based on yields that are commensurate with similarly rated debt obligations with comparable weighted average maturities. The transition bonds are expected to be sold at or near their stated principal amounts. Principal payments will be scheduled to be made quarterly or semi-annually. Principal will be applied in sequential order to each class until the outstanding principal balance of the class is reduced to zero.

     In general, the transition bonds will be payable solely out of the transition property and other assets of SPE. However, the transition bonds may be subject to an optional "clean-up" call when the outstanding principal declines to less than e percent of the original issue price. Because the classes will be allocated principal in sequential order, the clean-up call will apply only to the class or classes with the longest maturities.

     Initially, Company will act as servicer of the transition property. As servicer, Company will bill and collect TCs from customers, remit amounts collected to SPE, and retain all books and records with respect to the TCs. Remittances of TCs must be made within two business days unless Company attains a specified credit rating or meets other specified requirements, in which case it will be permitted to make remittances monthly. Any investment income earned on the TCs prior to remittance will be retained by Company. With certain restrictions, Company may be replaced as servicer. Company will receive a fee as Servicer that will be paid quarterly.

     After customer choice is implemented in State A, third-party retail electric providers (REPs) generally will bill and collect payments, including TCs, from customers. In that event, Company, as servicer, will bill the REP for the TCs. REPs may be required to take additional steps to ensure that timely payments will be made, including providing cash deposits of estimated collections. Nonetheless, in all events, the amounts paid will be based on the amount of electricity provided or made available to the customer.

PLR-118643-99                          4

     The TCs will be set to provide for the recovery of the costs associated with billing and collecting the TCs as well as for an overcollateralization amount, that will eventually reach at least c percent of the original principal amount of the transition bonds. The overcollateralization amount will be collected approximately ratably over the expected term of the transition bonds.

     A Collection Account will be established as credit enhancement for the transition bonds. The Collection Account will consist of four subaccounts entitled General, Overcollateralization, Capital, and Reserve. The General Subaccount will hold all funds in the Collection Account not held in any of the other subaccounts. The servicer will remit all TC collections to the General Subaccount, and the trustee will use the amounts in the General Subaccount to make payments in the following order of priority: (1) certain fees and expenses of SPE, (2) interest on the transition bonds, (3) specified amounts of principal on the transition bonds, (4) other expenses, (5) amounts needed to replenish certain Collection Account subaccounts, and (6) amounts needed to fund or replenish the Overcollateralization Subaccount. Investment income earned on the Collection Account also will be available to make these payments. On each payment date, however, if funds remain after payment of interest, principal, and expenses, an amount equal to the earnings on the Capital Subaccount will be released to SPE for distribution to Company. Any remaining amounts will be allocated to the Reserve Subaccount.

     To the extent that the General Subaccount in any period is insufficient to make the required payments, the Trustee will draw upon the Reserve Subaccount, the Overcollateralization Subaccount, and finally, the Capital Subaccount to make these payments. To the extent that amounts in the Capital Subaccount or the Overcollateralization Subaccount are used to make payments of interest, principal, and expenses, future TCs will be adjusted to replenish those subaccounts.

     The transition bonds will provide for the following events of default: (1) a default in the payment of interest that is not cured within five business days, (2) a default in the payment of outstanding principal on the final maturity date, (3) a default in the payment of the redemption price on a redemption date, (4), certain breaches of covenants, representations or warranties by SPE that go unremedied for 30 days and (5) certain events of bankruptcy or insolvency of SPE.

     In the event of a payment default, the trustee or holders of a majority in principal amount of the transition bonds then outstanding may declare the transition bonds to be immediately due and payable.

     The transition bonds will be nonrecourse to Company and will be secured only by, and generally payable solely out of, SPE's assets, which will include the transition property, the servicing agreement, the Collection Account, and the rights to obtain adjustments to the TCs. Company expects the transition bonds to obtain the highest rating from two or more nationally recognized credit rating agencies.

                                     ISSUES

     Does the issuance of the financing order and the transfer of the rights under the financing order to SPE result in gross income to Company?

PLR-118643-99                          5

     Does the issuance of the transition bonds and the transfer of the proceeds to Company result in gross income to Company?

     Are the transition bonds obligations of Company?

                                      LAW

     Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services.

     Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." Commissioner v. Glenshaw Glass Co., 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

     The right to collect the TCs is of significant value in producing income for Company. Moreover, State A's action in making the TC rights transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includable in income).

     The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-1 C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                  CONCLUSIONS

     Based on the facts as represented, we rule as follows.

     (1) The Issuance of the financing order and the transfer of the rights under the financing order to SPE will not result in gross income to Company.

     (2) The issuance of the transition bonds and the transfer of the proceeds to Company will not result in gross income to Company.

     (3) The transition bonds will be obligations of Company.

Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

     This ruling is directed only to Company. Under section 6110(k)(3) of the Code, this ruling may not be used or cited as precedent.

PLR-118643-99                          6

     A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.

                                  Sincerely yours,
                                  Assistant Chief Counsel
                                  (Financial Institutions & Products)



                              By: /s/ MARSHALL FEIRING
                                  -------------------------------------------
                                  Marshall Feiring
                                  Senior Technician Reviewer, Branch 2